CM 3/17

SECURITI 05038782

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Midtown Partners & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7491 Estrella Circle
(No. and Street)

Boca Raton	Florida	33433
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pender Newkirk & Company
(Name – *if individual, state last, first, middle name*)

100 South Ashley Drive, Suite 1650	Tampa	Florida	33602
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH. DC 179

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Karen L. Alvarez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Midtown Partners & Co., LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP/CFO

Title

Notary Public

SHEENA M. FERNANDEZ
NOTARY PUBLIC
Fulton County
State of Georgia
My Commission Expires Nov. 20, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Midtown Partners & Co., LLC

(A Wholly Owned Subsidiary of Apogee Financial Investments)

Year Ended December 31, 2004
Independent Auditors' Report

Midtown Partners & Co., LLC
(A Wholly Owned Subsidiary of Apogee Financial Investments)

Financial Statements

Year Ended December 31, 2004

Contents

Independent Auditors' Report

To the Member
Midtown Partners & Co., LLC
(A Wholly Owned Subsidiary of Apogee Financial Investments)
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Midtown Partners & Co., LLC (a wholly owned subsidiary of Apogee Financial Investments) as of December 31, 2004 and the related statements of operations, changes in member's (deficit) equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midtown Partners & Co., LLC as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pender Newkirk & Company

Pender Newkirk & Company
Certified Public Accountants
Tampa, Florida
February 2, 2005

Midtown Partners & Co., LLC
(A Wholly Owned Subsidiary of Apogee Financial Investments)

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$ 13,209
Marketable securities, owned, at market value	38,500
Other assets	3,769
	$ 55,478

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 6,417
Due to parent company	22,000
Member's equity	27,061
	$ 55,478

The accompanying notes are an integral part of these financial statements.

Midtown Partners & Co., LLC
(A Wholly Owned Subsidiary of Apogee Financial Investments)

Statement of Operations

Year Ended December 31, 2004

Revenues from investment banking activities:	
Success fees	$ 81,368
License agreement income	333
Other income	18,730
Unrealized gain on current marketable securities	175
	100,606
Operating expenses:	
Interest	537
Licenses	4,428
Other administrative expenses	1,288
Professional fees	18,986
Salaries and payroll taxes	36,975
	62,214
Net income	$ 38,392

The accompanying notes are an integral part of these financial statements.

Midtown Partners & Co., LLC
(A Wholly Owned Subsidiary of Apogee Financial Investments)

Statement of Changes in Member's (Deficit) Equity

Year Ended December 31, 2004

Balance, December 31, 2003	$ (7,965)
Cash contributed	20,000
Marketable securities contributed	14,750
Forgiveness of subordinated loan and related interest	20,614
Net income	38,392
Distributions to member	(58,730)
Balance, December 31, 2004	$ 27,061

The accompanying notes are an integral part of these financial statements.

Midtown Partners & Co., LLC
(A Wholly Owned Subsidiary of Apogee Financial Investments)

Statement of Changes in Subordinated Borrowings

Year Ended December 31, 2004

Subordinated borrowings, January 1, 2004	$ 20,000
Forgiveness of subordinated loan	(20,000)
Subordinated borrowings, December 31, 2005	$ 0

The accompanying notes are an integral part of these financial statements.

Midtown Partners & Co., LLC
(A Wholly Owned Subsidiary of Apogee Financial Investments)

Statement of Cash Flows

Year Ended December 31, 2004

Operating activities	
Net income	$ 38,392
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:	
Unrealized gain on marketable securities	(175)
Loan interest contributed as capital	537
Decrease in:	
Other assets	(502)
Accounts payable and accrued expenses	(1,989)
Total adjustments	(2,129)
Net cash and cash equivalents provided by operating activities	36,263
Financing activities	
Cash contributions	20,000
Distributions	(58,730)
Net cash and cash equivalents used by financing activities	(38,730)
Net decrease in cash and cash equivalents	(2,467)
Cash and cash equivalents, beginning of year	15,676
Cash and cash equivalents, end of year	$ 13,209

Supplemental disclosures of cash flow information:

During the year ended December 31, 2004, the majority stockholder contributed $36,750 of marketable securities, $22,000 of which was subsequently returned to the parent and $14,750 of which was considered additional capital to the Company. These securities were valued at the date of transfer.

During 2004, the Company's former stockholders forgave a note payable and related accrued interest owed to them and chose to treat the transaction as additional capital contributed to the Company. As a result of this transaction, member equity was increased by $20,614.

The accompanying notes are an integral part of these financial statements.

1. Background Information and Change in Control

Midtown Partners & Co., LLC (the "Company") was formed on May 30, 2000 as Cross Bow Capital, LLC. The Company changed its name several times, with the latest name change being filed in 2004 from Innovation Capital, LLC to its current name.

The Company is a broker dealer specializing in investment banking and advisory services, and is currently registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

As of December 31, 2003, the Company was a solely owned subsidiary of Cenetec, LLC. This company entered into a purchase and sell agreement during June 2004 and sold its 100 percent interest to Apogee Financial Investments, Inc. Subsequent to the sale, the Company's name was changed to Midtown Partners & Co., LLC. The Company's headquarters is located in Boca Raton, Florida.

2. Significant Accounting Policies

The significant accounting policies followed are:

The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and to reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment banking revenues consist of fees earned from providing advisory services, are contingent upon the success of the services provided, and are recorded upon successful completion of a transaction.

Cash equivalents consist of all highly liquid debt instruments purchased with a maturity of three months or less.

The majority of cash is maintained with a major financial institution in the United States. Deposits with this bank may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

The Company's securities investments that are bought and held principally for the purpose of investments. These proprietary securities are recorded at fair value on the balance sheet with the change in fair value during the period included in earnings. These securities consist of common stock valued at $38,500 at December 31, 2004.

2. Significant Accounting Policies (continued)

The Company is treated as a limited liability company for income tax purposes. As a result, the member will report the entire taxable income on their individual income tax returns. Therefore, no provision for income taxes has been made to these financial statements.

3. Economic Dependency - Major Customers

For the year ended December 31, 2004, investment banking revenues from two customers amounted to $80,122, or 98 percent of total revenues for the year ended December 31, 2004.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $13,592, which was $8,592 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.09-to-1.

5. Other Income

The Company was formerly named Innovation Capital, LLC and was purchased by Apogee Financial Investments, Inc. during 2004. The new members changed the name of the Company from Innovation Capital, LLC to Midtown Partners & Co., LLC. Following the name change, the Company sold the name "Innovation Capital, LLC" for $18,730, net of associated costs. This amount is reflected in the accompanying financial statements as other income.

6. Related Party Transactions and Subsequent Event

The Company's operations are conducted out of the president's personal residence at no charge to the Company.

Subsequent to year-end, the Company's parent received 100,000 shares of the securities that the Company held as of December 31, 2004.

The above amounts and terms are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

Supplementary Information

Midtown Partners & Co., LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Schedule I

Net capital	
Total member's equity	$ 27,061
Total capital and allowable borrowings	27,061
Deductions and/or charges:	
Non-allowable assets:	
Other assets	3,769
Net capital before haircuts on security positions	23,292
Haircuts on security positions	9,700
Net capital	$ 13,592
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 28,417
Computation of basic net capital requirement	
Minimal net capital required (based on 6-2/3% of aggregate indebtedness)	$ 1,894
Minimal net capital required of reporting broker or dealer	$ 5,000
Net capital required (greater of above)	$ 5,000
Excess capital	$ 8,592
Ratio: Aggregated indebtedness to net capital	2.09 to 1.00

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 27,937
Audit adjustment to record additional accounts payable	(763)
Audit adjustment to reclassify an equity contribution due to parent company	(22,000)
Audit adjustment to adjust the fair market value of marketable securities held	12,250
Difference in haircut on securities position calculation	(3,832)
Net capital per above	$ 13,592

Read independent auditors' report on financial statements.

Reconciliation of Material Differences

December 31, 2004

Schedule V

In accordance with Rule 17a-5(d)(4), there are no material differences and, therefore, there are no material differences to reconcile.

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
Midtown Partners & Co., LLC
Tampa, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Midtown Partners & Co., LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under SEC Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of SEC Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by SEC Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pender Newkirk & Company

Pender Newkirk & Company
Certified Public Accountants
Tampa, Florida
February 2, 2005